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                                                June 14, 2000


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
Attention: Amy Moorhus
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-1004

        RE:     MEDSITE.COM, INC.
                REGISTRATION STATEMENT ON FORM S-1
                FILE NO. 333-30636

Ladies and Gentlemen:

        On behalf of Medsite.com, Inc. (the "Company"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, File No. 333-30636, which was originally filed on February 17, 2000, and amended on April 4, 2000 and May 2, 2000 (the "Registration Statement").

        At this time, due to the volatility of the public capital markets for internet companies, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby applies for withdrawal of the Registration Statement.


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Securities and Exchange Commission
June 14, 2000
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                                Sincerely,

                                Medsite.com, Inc.


                                /s/ Sundeep Bhan
                                -------------------------
                                Sundeep Bhan
                                Chief Executive Officer